UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ANORMED INC.

(Name of Subject Company (Issuer))

MILLENNIUM PHARMACEUTICALS, INC.

(Name of Filing Person (Offeror))

Common Shares, No Par Value

(Title of Class of Securities)

035910108

(CUSIP Number of Class of Securities)

Deborah Dunsire

President and Chief Executive Officer

Millennium Pharmaceuticals, Inc.

40 Landsdowne Street,
Cambridge, Massachusetts 02139

(617)  679-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

With a copy to:

David E. Redlick
Michael J. LaCascia

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*                    A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐               Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒             third party tender offer subject to Rule 14d-1.

☐               issuer tender offer subject to Rule 13e-4.

☐               going private transaction subject to Rule 13e-3.

☐               amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On September 26, 2006, Millennium Pharmaceuticals, Inc. issued the following press release:

MILLENNIUM AGREES TO ACQUIRE ANORMED, ADDING PHASE III
ONCOLOGY PRODUCT WITH PLANNED NEAR TERM LAUNCH DATE

— Phase III MOZOBIL complements Millennium’s market-leading VELCADE and enhances patient eligibility for potentially life-saving stem cell transplants —

Cambridge, Mass., September 26, 2006 — Millennium Pharmaceuticals, Inc. (Nasdaq: MLNM) today announced it has entered into an agreement to acquire AnorMED, Inc. (Nasdaq: ANOR; TSX: AOM), a Canadian-based biopharmaceutical company with a late-stage Phase III hematology-oncology product, MOZOBIL.  Under the terms of the agreement approved by the boards of directors of both companies and the largest shareholder of AnorMED, Millennium will commence within ten days a cash tender offer to acquire the shares of AnorMED stock at a price of U.S. $12.00 per outstanding share, for a total purchase price of approximately $515 million.  This represents approximately a 21 percent premium over the closing price of AnorMED’s shares on September 25, 2006.

MOZOBIL, currently in late-stage Phase III clinical development, is anticipated to be launched in the U.S. in 2008 subject to successful completion of clinical trials and regulatory approval.  MOZOBIL, a small molecule CXCR4 chemokine antagonist, works by releasing stem cells from the bone marrow into circulation, improving the ability to collect the stem cells for transplant.  Stem-cell transplants offer a potential cure for patients with certain hematological malignancies. Currently, a majority of the 50,000 to 60,000 transplant-eligible patients worldwide are unable to optimize the benefit of transplant due to sub-optimal stem-cell collection.

Assuming the acquisition is completed and MOZOBIL is approved, the product would be sold by Millennium’s oncology sales force, which currently details VELCADE® (bortezomib) for Injection, the market leader in relapsed multiple myeloma.

“MOZOBIL is an excellent strategic fit with Millennium’s focus in hematology-oncology, where our product VELCADE leads the market in treating patients with relapsed multiple myeloma,” said Deborah Dunsire, M.D., President and Chief Executive Officer, Millennium. “This proposed acquisition is aligned with our goal to bring in products that accelerate revenue growth, leverage our oncology sales infrastructure and benefit from our development, regulatory and commercial expertise. We are extremely excited to carry forward the innovative work of the AnorMED team and to improve outcomes for transplant-eligible patients by bringing MOZOBIL to market.”

Strong Clinical Progress for MOZOBIL

In the September 2005 issue of Blood, Neal Flomenberg, M.D., et al., reported that in a Phase II clinical trial, 60 percent of patients who received MOZOBIL in combination with the current standard of care for stem-cell mobilization, granulocyte-colony stimulating factor (G-CSF), collected the optimal target number of cells for transplant in two apheresis days, compared to only 16 percent of patients who received G-CSF alone.  The cell yield in patients on MOZOBIL in combination with G-CSF was on average 290 percent higher compared to the cell yield in patients on G-CSF alone.

The two ongoing randomized, double-blinded Phase III trials, designed under the special protocol assessment process with the Food and Drug Administration (FDA), are exploring MOZOBIL with G-CSF compared to placebo with G-CSF in multiple myeloma and non-Hodgkin’s lymphoma (NHL) patients.  Patient enrollment was completed in the Phase III multiple myeloma trial in July 2006 and, as of September 15, 2006, 92 percent of patients in the Phase III NHL trial had been enrolled with total enrollment expected to be completed by the end of 2006.  Data from these registration-enabling trials are expected in 2007.

Based on preclinical data, MOZOBIL may also render patients with certain hematological diseases more responsive to chemotherapy, including patients with acute myelogenous leukemia (AML) and chronic lymphocytic leukemia (CLL).

Post-Acquisition Integration

If this transaction is completed, Millennium believes AnorMED would strengthen Millennium’s foundation in building a leading biopharmaceutical company in oncology and inflammation.  The assets of the combined companies would consist of:

•                  VELCADE - A first-in-class, market-leading product which provides an unmatched survival advantage to relapsed multiple myeloma patients.  Millennium was recently granted priority review with a PDUFA date of December 9, 2006 by the FDA for its supplementary new drug application covering VELCADE for relapsed mantle cell lymphoma.  Phase III trials are ongoing in newly diagnosed multiple myeloma patients and relapsed follicular and marginal zone lymphoma patients.  Over 300 trials are ongoing or planned to explore the potential of VELCADE in other cancers.

•                  MOZOBIL - A first-in-class, late-stage Phase III molecule for stem-cell transplant in multiple myeloma and NHL with a planned U.S. launch in 2008.  MOZOBIL has additional potential in chemosensitization for hematological diseases including AML and CLL.

•                  Novel development pipeline —- A pipeline of nine oncology and inflammation molecules in clinical development and late-stage preclinical development, in addition to VELCADE and MOZOBIL.

•                  Innovative discovery organization — An oncology-focused discovery organization with expertise in protein homeostasis, signal transduction and cell-surface targets.  In the past three years, six Millennium discovered molecules have progressed to the development pipeline.

•                  Collaborations — Millennium is engaged in several strategic alliances which provide significant revenues to Millennium through royalties on product sales, milestone payments and reimbursements.  Alliances include an ex-U.S. commercialization and global development agreement with Johnson & Johnson Pharmaceutical Research & Development, L.L.C. (J&JPRD) for VELCADE, a development and commercialization agreement with sanofi-aventis for anti-inflammatory small molecules and a royalty-based agreement with Schering-Plough Corporation for the marketed-product INTEGRILIN® (eptifibatide) Injection.

Post-acquisition integration plans are underway and will be announced at the closing of the transaction.  The focus of the integration is to accelerate filing and launch of MOZOBIL.  The transaction is expected to be modestly accretive to Millennium in 2008 and significantly accretive in 2009 and beyond assuming successful commercial launch of MOZOBIL in 2008.

Transaction Summary

Millennium’s acquisition of AnorMED would take the form of an all cash tender offer to acquire all of AnorMED’s outstanding shares at the price of U.S. $12.00 per share for a total amount of approximately U.S. $515 million.  Millennium’s tender offer will commence within 10 days and is expected to be open for at least 35 days. The boards of directors of both companies have approved the transaction.  Several investment partnerships managed by Baker Brothers Advisors, L.L.C. and its affiliates have also entered into an agreement to tender their shares under the bid.  Previously, AnorMED rejected an unsolicited offer by Genzyme Corporation, announced September 1, 2006, at U.S. $8.55 per share. In the event that the transaction between Millennium and AnorMED does not close successfully, Millennium would under certain circumstances be entitled to a termination fee of $19.5 million.

J.P. Morgan Securities Inc. acted as Millennium’s financial advisor and provided a fairness opinion to Millennium’s board of directors.  Morgan Stanley also provided advisory services to Millennium on this transaction.

Conference Call Announcement

In conjunction with this news release, Millennium will host a live webcast of a conference call today, September 26, 2006 at 11:30 A.M. ET.  This webcast can be accessed by visiting the Investors section of the Company’s website, www.millennium.com.  Following the webcast and following the posting of the transcript from the conference call on the Millennium website, an archived version of the call will be available at the same address for 30 days.

Important Additional Information Will Be Filed with the United States Securities and Exchange Commission

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of AnorMED.

At the time the tender offer is commenced, Millennium will file with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and mail to AnorMED’s shareholders a Take-Over Bid Circular/Tender Offer Statement, and AnorMED will file with the SEC and mail to its stockholders a Directors’ Circular/Tender Offer Solicitation/Recommendation Statement in connection with the proposed transaction.  These will contain important information about Millennium, AnorMED, the transaction and other related matters.  Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Take-Over Bid Circular/ Tender Offer Statement, the Directors’ Circular/Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Millennium and AnorMED through the website maintained by the SEC at www.sec.gov and by the Canadian securities regulatory authorities at www.sedar.com.  In addition, investors and security holders will be able to obtain free copies of these documents from Millennium or AnorMED by contacting: Joel Goldberg, Corporate Secretary at Millennium; William J. Adams, Corporate Secretary at AnorMED; or the dealer manager named in such document.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release regarding the proposed transaction between Millennium and AnorMED, the expected timetable for completing the transaction, the anticipated launch of MOZOBIL, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, the development and commercialization of VELCADE and MOZOBIL and any other statements about Millennium or AnorMED managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including:  the ability to consummate the transaction; the ability of Millennium to successfully integrate AnorMED’s operations and employees; the ability to realize anticipated synergies and cost savings; adverse results in drug discovery and clinical development and regulatory processes, particularly with respect to VELCADE and MOZOBIL; and the other factors described in (1) Millennium’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, which has been filed with the SEC and (2) AnorMED’s Annual Information Form filed June 29, 2006 on the System for Electronic Document Analysis and Retrieval maintained by the Canadian Regulatory Authorities and AnorMED’s Form 40-F filed with the SEC on June 30, 2006.  Millennium disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

About VELCADE

VELCADE is indicated for the treatment of multiple myeloma patients who have received at least one prior therapy. VELCADE is contraindicated in patients with hypersensitivity to bortezomib, boron, or mannitol. VELCADE should be administered under the supervision of a physician experienced in the use of antineoplastic therapy.

Risks associated with VELCADE therapy include new or worsening peripheral neuropathy, hypotension observed throughout therapy, cardiac and pulmonary disorders, gastrointestinal adverse events, thrombocytopenia, neutropenia and tumor lysis syndrome. Women of childbearing potential should avoid becoming pregnant while being treated with VELCADE.

In 331 patients who were treated with VELCADE in a Phase III study, the most commonly reported adverse events were asthenic conditions (61 percent), diarrhea (57 percent), nausea (57 percent), constipation (42 percent), peripheral neuropathy (36 percent), vomiting (35 percent), pyrexia (35 percent), thrombocytopenia (35 percent), psychiatric disorders (35 percent), anorexia and appetite decreased (34 percent), parasthesia (27 percent), dysesthesia (27 percent), anemia and headache (26 percent), and cough (21 percent). Fourteen percent of patients reported at least one episode of grade 4 toxicity; the most common grade 4 toxicities were thrombocytopenia (4 percent), neutropenia (2 percent), and hypercalcemia (2 percent). A total of 144 patients on VELCADE (44 percent) reported serious adverse events (SAEs) during the study.  The most commonly reported SAEs were pyrexia (6 percent), diarrhea (5 percent), dyspnea and pneumonia (4 percent), and vomiting (3 percent).

VELCADE is the market leader in relapsed multiple myeloma with over 44,000 patients treated worldwide, including clinical trials. VELCADE is being co-developed by Millennium Pharmaceuticals, Inc. and Johnson & Johnson Pharmaceutical Research & Development, L.L.C. (J&JPRD). Millennium is responsible for commercialization of VELCADE in the U.S.; Janssen-Cilag is responsible for commercialization in Europe and the rest of the world. Janssen Pharmaceutical K.K. is responsible for commercialization in Japan. VELCADE is approved in more than 75 countries worldwide. VELCADE also is approved in the European Union as a treatment at first relapse.

For more information about VELCADE clinical trials, patients and physicians can contact the Millennium Medical Product Information Department at 1-866-VELCADE (1-866-835-2233).

About Millennium

Millennium Pharmaceuticals, Inc., a leading biopharmaceutical company based in Cambridge, Mass., markets VELCADE, a novel cancer product, and has a robust clinical development pipeline of product candidates. Millennium’s research, development and commercialization activities are focused in two therapeutic areas: oncology and inflammation. By applying its knowledge of the human genome, understanding of disease mechanisms and industrialized drug discovery platform, Millennium is developing an exciting pipeline of innovative product candidates.  Millennium’s website is www.millennium.com.

# # #

Editors’ Note: This press release is also available under the Media section of the Company’s website at: www.millennium.com.

Contacts:
Kyle Kuvalanka (investors)	Lisa Adler (media)
(617) 761-4734	(617) 444-3285